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                                                     OMB APPROVAL
                        UNITED STATES                OMB Number:    3235-0145
              SECURITIES AND EXCHANGE COMMISSION     Expires:  December 31, 2005
                    Washington, D.C. 20549           Estimated average burden
                                                     hours per
                                                     response............11
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            (Amendment No._________)*


                                 World Am, Inc.
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                                (Name of Issuer)

                      Series B Convertible Preferred Stock
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                Brian A. Lebrecht, Esq. The Lebrecht Group, APLC
                        22342 Avenida Empresa, Suite 220
                        Rancho Santa Margarita, CA 92688
                                 (949) 635-1240
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2005
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                              OMB control number.

SEC 1746 (11-02)

CUSIP  No.

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1.    Names of reporting persons
      I.R.S. Identification Nos. of above persons (entities  only)

      SUTI Holdings, L.P.
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2.    Check the appropriate box if a member of a group (See Instructions)
         (a) [ ]
         (b) [ ]
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3.    SEC use only

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4.    Source of funds (See Instructions):
      00
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5.    Check if disclosure of legal proceedings is required pursuant to items
      2(d) or 2(e):

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6.    Citizenship or place of organization:
      Newport Beach, California, United States

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                      7.   Sole Voting Power
Number of                  55 shares of Series B Preferred Stock (100% of class)
Shares                ----------------------------------------------------------
Beneficially          8.   Shared Voting Power
Owned                      0 Shares; Reporting Person has sole voting power
by Each               ----------------------------------------------------------
Reporting             9.   Sole Dispositive Power
Person With                55 shares of Series B Preferred Stock (100% of class)
                      ----------------------------------------------------------
                      10.  Shared Dispositive Power
                           0 Shares; Reporting Person has sole dispositive power
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11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       55
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12.    Check if the Aggregate amount in Row (11) Excludes Certain Shares
       (See Instructions)

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13.    Percent of Class Represented by Amount in Row (11):
       100%
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14.    Type of Reporting Person (See Instructions):
       PN - Limited Partnership
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

ITEM  1.   SECURITY AND ISSUER

      Series B Convertible Preferred Stock
      World Am, Inc., 1400 W. 122nd Avenue, Suite 104, Westminster, CO  80234

ITEM  2.   IDENTITY AND BACKGROUND

      (a) Name: This statement is filed on behalf of SUTI Holdings, L.P., a California limited partnership ("SUTI" or "Reporting Person").

      (b)  Principal Business:   SUTI is a holding company that owns stock in
           various emerging companies.

      (c)  Residence or Business Address:  The address of the Reporting Person is;
               4040 MacArthur Blvd., Suite 240
               Newport Beach, CA  92660

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM  3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to that Stock Exchange Agreement dated June 10, 2005, and First Amendment thereto, dated August 31, 2005, SUTI acquired 55 shares of World Am's Series B Convertible Preferred Stock in exchange for all 1,000,000 shares of Senz-It, Inc., a California corporation.

ITEM  4.   PURPOSE OF TRANSACTION

      The acquisition by the Reporting Person of 55 shares of World Am's Series B Convertible Preferred Stock gives the Reporting Person at least 55% of the voting power of World Am and therefore results in a change in control of World Am.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) 55 shares of Series B Convertible Preferred Stock, which equals 100% of World Am's Series B Convertible Preferred Stock and represents at least 55% of the outstanding voting rights of World Am.

      (b) The Reporting Person has sole voting and dispositive power over all 55 shares of the Series B Convertible Preferred Stock.

      (c) None.

      (d) None.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any third parties that would result in the transfer or voting rights of the 55 shares of World Am's Series B Convertible Preferred Stock.

ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS

           Item No.    Description
           --------    -----------
             1(1)      Stock Exchange Agreement dated June 10, 2005 between SUTI
                       Holdings, L.P., Senz-It, Inc., and World Am
             2(1)      First Amendment to Stock Exchange Agreement dated
                       August 31, 2005

      (1) Incorporated by reference to Exhibits 10.1 and 10.2 of the Form 8-K/A filed by WorldAm, Inc. on September 7, 2005.

Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     September 15, 2005
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Date


     /s/ Fred T. Rogers
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Signature

By:  Select University Technologies, Inc., Its General Partner

By:  Fred T. Rogers, Its President
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Name/Title


Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).